1235 Water Street
East Greenville, PA 18041
Tel 215 679-1300
Fax 215 679-1013

Michael A. Pollner
Vice President
General Counsel and
Secretary

June 25, 2010

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Knoll, Inc. Form 10-K for the fiscal year ended December 31, 2009 Form 10-Q for the fiscal quarter ended March 31, 2010 Definitive Proxy Statement filed March 24, 2010 File No. 001-12907

Dear Mr. O’Brien:

Knoll, Inc. (“Knoll,” “us,” “we” or “our”) is responding to the Staff’s comment letter dated June 7, 2010, with respect to our Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and Definitive Proxy Statement relating to our 2010 Annual Meeting of Stockholders.  For the Staff’s convenience, we have set forth below in bolded text the Staff’s comment, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15.  Exhibits and Financial Statement Schedules, page 77

1.    It appears that you have not filed the schedules and the exhibits to the Amended and Restated Credit Agreement dated June 29, 2007 (Exhibit 10.1).  Please file the complete copy of your credit agreement as an exhibit with your next periodic report.

Response:

We will file a complete copy of our Amended and Restated Credit Agreement dated June 29, 2007 with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010.

Terence O’Brien

Signatures

2.    Please ensure that your future filings are also signed by the chief accounting officer or controller.

Response:

Our chief financial officer, Barry L. McCabe, who signed the referenced filings, serves as our chief accounting officer and controller.  In subsequent filings, we will have these additional roles referenced with Mr. McCabe’s signature.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

3.    We note you took an impairment charge of $2.1 million which was material to your results of operations for the three months ended March 31, 2010.  Please tell us and disclose in future filings the nature of the impaired asset and economic factors you observed that led to the impairment.  Refer to Section 501.05 of the Financial Reporting Codification for guidance.

Response:

As disclosed in our public filings, and in particular Note 10 to our unaudited financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, on March 18, 2010, we announced a restructuring plan to better align our manufacturing footprint.  This plan is intended to better utilize our manufacturing capacity, eliminate duplication of capabilities and reduce associated costs.

The $2.1 million impairment charge relates to equipment that was written down to its realizable value.  The decision to adjust the carrying value of the equipment was a result of the Company’s restructuring plan mentioned above.

We will provide additional disclosure in future filings to clarify these points.

Terence O’Brien

Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

Board Leadership Structure, page 12

4.    We are unable to locate disclosure about the board’s role in the company’s risk oversight.  See Item 407(h) of Regulation S-K.  Please advise, or otherwise include appropriate disclosure in your future filings.

Response:

We acknowledge the Staff’s comment and will revise our disclosure in the future accordingly.  We supplementally advise you that our board’s role in risk oversight is primarily fulfilled by our audit committee.  Our audit committee periodically discusses and evaluates company risk with our management, including our chief executive officer, chief financial officer and our chief legal officer.   Our audit committee also periodically discusses and evaluates risk with our independent auditors and members of our internal audit group.  The audit committee reports back to our full board with respect to those activities.

In addition, as described in our response to comment number 10 below, our compensation committee specifically evaluates risks associated with our compensations programs.  The compensation committee’s process in this regard is described in more detail in our response to comment number 10 below.

Director Compensation Table - 2009, page 16

5.    In future filings, please disclose Mr. Staniar’s compensation in the table.  You may explain the salaried nature of his compensation in a footnote to the tabular presentation.

Response:

Our current disclosure is based on our reading and understanding of Regulation S-K Compliance and Disclosure Interpretation No. 227.02.  However, we acknowledge the Staff’s comment and will revise our disclosure in the future to include Mr. Staniar’s compensation in the table and explain the circumstances of that compensation in the footnotes to the table.

Terence O’Brien

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

6.    We note your disclosure in the fourth paragraph of page 20.  For purposes of Item 402(b)(2)(xiv) of Regulation S-K regarding benchmarking of compensation, your disclosure must provide a materially complete description of all of the elements considered by the compensation committee in setting executive compensation, including among other things, each company comprising the peer group.  To the extent that any specific element of compensation is tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark.  Statements such as the “information is used only as a point of reference to ensure that the base salary for the executive officer is reasonably competitive” are broad and generic.  Please revise your future filings accordingly.  For additional guidance, please see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

We acknowledge the Staff’s comment and will revise our future disclosure accordingly.  We will disclose in our 2011 proxy statement that we do not engage in benchmarking in setting compensation levels.  We will clarify in future filings that a quantitative analysis of compensation paid by other companies is not utilized by our compensation committee in order to base, justify or provide a framework for any compensation decisions, but instead the information is considered periodically by the compensation committee in the context of evaluating a broad “market check” of the compensation decisions that have been made in accordance with the process described throughout our Compensation Discussion and Analysis.

2009 Compensation - Analysis, page 25

7.    With respect to the “all associates” bonus for 2009, please tell us what those bonus amounts were for the named executive officers and why they were not disclosed in the summary compensation table.

Terence O’Brien

Response:

Knoll associates who receive $5,000 or more in annual incentive compensation are generally not eligible to receive the “all associates” bonus for that year.  Accordingly, none of the named executive officers received the “all associates” bonus.  We will clarify this point in future filings as appropriate.

8.    We note your disclosure on page 21 stating that the compensation committee establishes specific performance goals related to each named executive officer’s area of responsibility, which goals assist the compensation committee in making payout decisions regarding the annual incentive bonuses.  As such, please tell us with a view toward future disclosure, what the individual performance goals were for each named executive officer and how the compensation committee determined achievement of these objectives.  To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal goals by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they assisted the compensation committee in determining the final bonus amounts.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and we provide the following supplemental information in response to the comment.  For purposes of our 2009 Incentive Compensation Program, the payments for all of our named executive officers were based on an operating profit target of $119.1 million.  In addition to this operating profit target, the awards that were granted to our named executive officers under the 2009 Incentive Compensation Program  made reference to these additional goals:

Terence O’Brien

Lynn M. Utter	2009 North America Office gross profit plan
Arthur C. Graves	2009 North America Office gross profit plan; 2009 North America Office orders plan; and 2009 Sales & Distribution budget
Barry L. McCabe	2009 Finance budget
Benjamin A. Pardo	2009 North America gross profit plan and 2009 Design Department budget

However, these additional goals were merely supplemental measures designed to provide the executive officers with guidance regarding our expectations for 2009 performance.  The awards that were granted to our named executive officers under the 2009 Incentive Compensation Program did not contemplate any formulaic application of these supplemental measures, and the measures would typically only be considered in the discretion of the compensation committee when a named executive officer substantially under performs in his/her role.  As a result, our incentive compensation program is almost entirely focused on operating profits and these other factors listed in the table above are not material to the compensation decisions made by our compensation committee, except in rare situations – none of which existed in 2009.

It is important to understand that we do not use specific quantitative formulas in calculating the incentive payments.  Instead, we believe that it is best left up to the compensation committee to exercise its discretion in determining the appropriate payments.  The compensation committee makes these determinations based on our operating performance for the year, but may exercise its discretion as it deems appropriate when determining the amount of the award.  In exercising its discretion, the compensation committee may consider the performance of our publicly traded competitors and our industry as a whole on a relative basis,  The compensation committee may also consider extraordinary challenges the company may have faced, such as the unprecedented decline in industry demand for 2009, and achievements the company made, such as the successful launch of our new Generation by Knoll® chair in 2009.  However, the primary focus of these compensation decisions is principally on operating profits and the compensation decisions made in 2009 were consistent with that practice.  Accordingly, since the individual performance goals referenced above were not material to the compensation

Terence O’Brien

committee’s 2009 compensation decisions, we do not believe the quantitative information with respect to these performance goals is required to be disclosed.

In addition to these other factors being immaterial to the 2009 decisions made by the compensation committee, the quantitative information with respect to our Sales & Distribution budget and Finance budget, as well as the quantitative information regarding the gross profit and orders plans for our North America business and our North America Office business would be harmful to the company from a competitive standpoint if publicly disclosed.  Accordingly, we believe this quantitative information is not required to be disclosed pursuant to Instruction 4 to Item 402(b).

With respect to the Sales & Distribution budget and Finance budget figures, we believe that a competitor could use the information to gain specific insights into the allocation of our resources among competing operating priorities, and use this specific knowledge to gain insight into our long-term strategic objectives and the level of fixed overhead costs specifically attributable to these operating functions.

Quantitative information regarding the gross profit and orders plans for our North America Office business and the gross profit plan for our overall North America business is not otherwise provided publicly, and public disclosure of such goals would cause the company substantial competitive harm.  A competitor of the company could use the specific information about operational goals for the North America businesses to gain specific insights into our strategic initiatives and the relative strength of the North America businesses and the pricing and cost structures involved in those businesses.

For these reasons, we do not believe that the specific quantitative measures other than the operating profit target are required to be disclosed.

9.    With a view toward future disclosure, please provide to us supplementally a significantly enhanced discussion regarding the fiscal 2009 option grants by describing in detail all of the material factors that the compensation committee considered in determining the specific levels of this component of your compensation program.  Please provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Terence O’Brien

Response:

As described above, our compensation programs are not formulaic in nature, but rather designed to allow our compensation committee to exercise its discretion in a manner it deems appropriate to fulfill the overriding principles of our compensation programs:

•  Provide competitive compensation;

•  Motivate our executive officers to achieve desired performance;

•  Reward exceptional performance; and

•  Align the interest of our executive officers with the long-term interests of our stockholders.

Equity compensation at Knoll is intended to complement our shorter-term annual cash compensation program.  Accordingly, there were no specific factors that the compensation committee considered in determining the levels of these option grants.  The compensation committee approved grant levels that it believed were appropriate and would be effective in (i) aligning the interests of the executive officers with the interests of our stockholders and (ii) motivating our executive officers to achieve equity appreciation.

Compensation Risk, page 42

10. We note your disclosure in response to Item 402(s) of Regulation S-K.  Supplementally, please describe the process you undertook to reach the conclusion that your compensation programs and practices do not pose a material risk to the company.

Response:

During the first quarter of 2010, our management and compensation committee conducted an assessment of the risks associated with our compensation policies and practices.  This process included:

•      a review of the new disclosure requirements contained in Item 402(s) of Regulation S-K;

•      a review of our compensation programs;

•      the identification of program features that could potentially encourage excessive or imprudent risk taking of a material nature;

•      a review of our business risks generally, as described in our public filings;

Terence O’Brien

•  an identification and review of additional risks specifically associated with our compensation programs; and

•      an identification and review of factors that mitigate these risks.

Overall, we believe that our compensation programs are designed to motivate our employees without encouraging employees to take risks that are reasonably likely to have a material adverse effect on the Company.  In this regard, our compensation structure contains various features intended to mitigate risk.  For example:

•      We use a balanced compensation structure designed to link an appropriate portion of compensation to our long-term performance, primarily in the form of equity compensation.

•      Annual incentive compensation is based primarily on operating performance and operating profits in particular, which we believe is the best indication of our performance and tailored appropriately to our long-term goals.

•      We maintain discretion to adjust annual incentive compensation up or down for quality of performance or other factors and are not limited by formulaic calculations.

•      We have established internal controls and standards of ethics and business conduct, all of which help mitigate compensation risk.  We employ various auditing processes on a regular basis in an effort to assure compliance with these controls and standards.

•      We have a broad based equity program with equity grants typically vesting over 3-5 year periods.  This adds a longer-term aspect to our compensation programs.

•      We have adopted stock ownership guidelines for our board of directors and named executive officers requiring these individuals to maintain significant amounts of company equity and further aligning their interests with the long-term interests of our stockholders.

Based on the assessment described above, our compensation committee concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on Knoll.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the

Terence O’Brien

Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael A. Pollner

Michael A. Pollner

Vice President, General Counsel and Secretary

cc:       Andrew B. Cogan, CEO, Knoll, Inc.

Era Anagnosti

Tracey McKoy

Al Pavot

David M. Lynn, Esq.